Contact

www.linkedin.com/in/eothinks
(LinkedIn)
readymag.com/eothinks/3things/
what_eothinks/ (Personal)
www.behance.net/eothinks
(Portfolio)
thebreakfast.app/ (Company)

Top Skills

Information Design
User-centered Design
Design Thinking

Languages

English
Russian

Lisa Oreshkina

Building The Breakfast, the first offline social network
Lisbon, Lisbon, Portugal

Summary

Blending design and technology to foster real-life connection in the modern world.
Rooted in authenticity, creativity, and quality.

_____

Experience

The Breakfast App
Co-Founder
August 2019 - Present (6 years 2 months)
Lisbon, Portugal

Channelkit
Head of Product & Design, Co-founder
October 2013 - 2018 (5 years)

Splash!
Product Designer
December 2016 - November 2017 (1 year)
Berlin Area, Germany

BSSL
UI & Information designer, partner
2009 - 2016 (7 years)

TheQuestion
Product Designer, Co-founder
September 2014 - September 2015 (1 year 1 month)

product design, art direction, UX/UI

infodesk.pro
Information Designer & Architect, Owner
January 2012 - August 2014 (2 years 8 months)

Client work

Masterskaya®
Partner
August 2010 - June 2013 (2 years 11 months)
http://masterskaya.pro

Post-graduate editorial design and creative thinking course

IZTP
Co-founder, author, designer
2009 - 2011 (2 years)

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Education

Moscow State Academy of Arts and Industry S.G. Stroganov
Bachelor of Fine Arts (BFA), Design and Visual Communications,
General · (2003 - 2009)

Embassy CES, New York
English Language · (2010 - 2010)